SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

RumbleOn, Inc.

 (Name of Issuer)

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

781386305

(CUSIP Number)

Mark Tkach

1188 East Camelback Road

Phoenix, AZ 85014

(602) 532-4600

with a copy to:

Rick A. Werner, Esq.

Haynes and Boone, LLP

26th Floor

New York, NY 10112

(212) 659-4974

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 781386305
1	NAME OF REPORTING PERSONS William Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,312,320 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,312,320 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,312,320 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.0% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,233,498 shares of Class B Common Stock held in The WRC 2021 Irrevocable Trust, for which Mr. Coulter serves as Trustee, and 63,136 shares of Class B Common Stock held by WJC Properties, L.L.C., for which Mr. Coulter serves as Manager, and does not include 9,169 shares of Class B Common Stock underlying unvested time-based restricted stock units as granted to Mr. Coulter under the 2017 Stock Incentive Plan.
(2)	Excludes 6,372,003 shares of Class B Common Stock held by Mr. Tkach as to which Mr. Coulter disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Coulter is the beneficial owner of such securities.
(3)	Based on 35,015,190 shares of Class B Common Stock, $0.001 par value, outstanding as of December 8, 2023, as reported by RumbleOn, Inc. in its current report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS Mark Tkach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,372,003 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,372,003 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,372,003 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.2% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 30,563 shares of Class B Common Stock underlying unvested time-based restricted stock units as granted to Mr. Tkach under the 2017 Stock Incentive Plan.
(2)	Excludes 6,312,320 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach is the beneficial owner of such securities.
(3)	Based on 35,015,190 shares of Class B Common Stock, $0.001 par value, outstanding as of December 8, 2023, as reported by RumbleOn, Inc. in its current report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS WJC Properties, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 63,136 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER63,136 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,136 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)		Excludes 12,621,187 shares of Class B Common Stock held by the other Reporting Persons hereto as to which WJC Properties, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WJC Properties, L.L.C. is the beneficial owner of such securities.
(2)		Based on 35,015,190 shares of Class B Common Stock, $0.001 par value, outstanding as of December 8, 2023, as reported by RumbleOn, Inc. in its current report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS WRC-2009, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 63,136 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,136 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,136 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)		Includes 63,136 shares of Class B Common Stock held by WJC Properties, L.L.C., for which WRC-2009, L.L.C. is the controlling member. The WRC-98 Trust is the sole member of WRC-2009, L.L.C.
(2)		Excludes 12,621,187 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and The WRC-98 Trust, as to which WRC-2009, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WRC-2009, L.L.C. is the beneficial owner of such securities.
(3)

Based on 35,015,190 shares of Class B Common Stock, $0.001 par value, outstanding as of December 8, 2023, as reported by RumbleOn, Inc. in its current report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS The WRC-98 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 63,136 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,136 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,136 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)		Includes 63,136 shares of Class B Common Stock held by WJC Properties, L.L.C. The WRC-98 Trust is the sole member of WRC-2009, L.L.C., which is the controlling member of WJC Properties, L.L.C.
(2)		Excludes 12,621,187 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and WRC-2009, L.L.C., as to which The WRC-98 Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC-98 Trust is the beneficial owner of such securities.
(3)		Based on 35,015,190 shares of Class B Common Stock, $0.001 par value, outstanding as of December 8, 2023, as reported by RumbleOn, Inc. in its current report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2023.

CUSIP No. 781386305

1	NAME OF REPORTING PERSONS The WRC 2021 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,233,498 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,233,498 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,498 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)		Excludes 11,450,825 shares of Class B Common Stock held by the other Reporting Persons hereto as to which The WRC 2021 Irrevocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC 2021 Irrevocable Trust is the beneficial owner of such securities.
(2)		Based on 35,015,190 shares of Class B Common Stock, $0.001 par value, outstanding as of December 8, 2023, as reported by RumbleOn, Inc. in its current report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2023.

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D originally filed on March 6, 2023 (the “Schedule 13D”) with the Securities and Exchange Commission by William Coulter (“Mr. Coulter”) and Mark Tkach (“Mr. Tkach”), as amended by Amendment No. 1 filed on March 15, 2023, Amendment No. 2 filed on May 16, 2023, Amendment No. 3 filed on June 20, 2023, Amendment No. 4 filed on July 3, 2023, Amendment No. 5 filed on August 18, 2023 and Amendment No. 6 filed on September 11, 2023 (the Schedule 13D as so amended, the “Amended Schedule 13D”), with respect to the Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), of RumbleOn, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 7 amends the Amended Schedule 13D as specifically set forth herein. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

On December 5, 2023, pursuant to the exercise of their respective Subscription Rights issued in connection with the Rights Offering, at an effective purchase price of $5.50 per share of Class B Common Stock, (i) Mr. Coulter acquired an additional 2,154,252 shares of Class B Common Stock, (ii) Mr. Tkach acquired an additional 2,859,591 shares of Class B Common Stock, (iii) 2021 Trust acquired an additional 640,026 shares of Class B Common Stock, and (iv) WJC Properties acquired an additional 32,759 shares of Class B Common Stock.

On December 8, 2023, pursuant to the Purchase Agreement, at an effective purchase price of $5.50 per share of Class B Common Stock, Mr. Coulter and Mr. Tkach each acquired an additional 860,822 shares of Class B Common Stock.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

As disclosed in the Issuer’s press release, dated December 6, 2023 (the “Completion of the Rights Offering Press Release”), the subscription period of the Rights Offering expired at 5:00 P.M. Eastern Time, on December 5, 2023. In connection therewith, on December 5, 2023, pursuant to the exercise of their respective Subscription Rights issued in connection with the Rights Offering, (i) Mr. Coulter acquired an additional 2,154,252 shares of Class B Common Stock, (ii) Mr. Tkach acquired an additional 2,859,591 shares of Class B Common Stock, (iii) 2021 Trust acquired an additional 640,026 shares of Class B Common Stock, and (iv) WJC Properties acquired an additional 32,759 shares of Class B Common Stock.

On December 8, 2023, pursuant the terms of the previously disclosed backstop private placement of the Issuer pursuant to the Purchase Agreement, because the Rights Offering was not fully subscribed, the Issuer issued and sold to the Standby Purchasers 3,443,289 Backstop Securities at an exercise price of $5.50 per share for an aggregate purchase price of $18,938,090 (the “Backstop Purchase”). In particular, the Issuer issued and sold to each of Mr. Coulter and Mr. Tkach 860,822 Backstop Securities, respectively, at an exercise price of $5.50 per share for an aggregate purchase price of $4,734,521 with respect to each of Mr. Coulter and Mr. Tkach.

The foregoing descriptions of the Rights Offering and the Backstop Purchase do not purport to be complete and are qualified in their entirety by reference to the Completion of the Rights Offering Press Release, dated December 6, 2023, and the Issuer’s current report on Form 8-K, dated December 11, 2023, each of which are incorporated herein by reference to Exhibit 99.22 and Exhibit 99.23 to the Amended Schedule 13D, respectively.

Item 5. Interest in Securities of Issuer.

The information contained in Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of the shares of Class B Common Stock reported owned by each Reporting Person is based on 35,015,190 shares of Class B Common Stock, $0.001 par value, outstanding as of December 8, 2023, as reported by the Issuer in its current report on Form 8-K, filed with the Securities and Exchange Commission on December 11, 2023.

A.    Mr. Coulter

(a)	As of the date hereof, Mr. Coulter beneficially owned 6,312,320 shares of Class B Common Stock. Mr. Coulter’s beneficial ownership includes 1,233,498 shares of Class B Common Stock held in 2021 Trust, for which Mr. Coulter serves as Trustee, and 63,136 shares of Class B Common Stock held by WJC Properties, for which he serves as Manager. Mr. Coulter is the Trustee of 98 Trust, which is the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage: 18.0%

(b)

1.	Sole power to vote or direct vote: 6,312,320

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 6,312,320

4.	Shared power to dispose or direct disposition: 0

B.     Mr. Tkach

(a)	As of the date hereof, Mr. Tkach beneficially owned 6,372,003 shares of Class B Common Stock.

Percentage: 18.2%

(b)

1.       Sole power to vote or direct vote: 6,372,003

2.       Shared power to vote or direct vote: 0

3.       Sole power to dispose or direct disposition: 6,372,003

4.       Shared power to dispose or direct disposition: 0

C.     WJC Properties

(a)	As of the date hereof, WJC Properties beneficially owned 63,136 shares of Class B Common Stock.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 63,136

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 63,136

4.	Shared power to dispose or direct disposition: 0

D.    WRC LLC

(a)	As of the date hereof, WRC LLC beneficially owned 63,136 shares of Class B Common Stock, as controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 63,136

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 63,136

4.	Shared power to dispose or direct disposition: 0

E.     98 Trust

(a)	As of the date hereof, 98 Trust beneficially owned 63,136 shares of Class B Common Stock, as the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage 0.2%

(b)

1.       Sole power to vote or direct vote: 63,136

2.       Shared power to vote or direct vote: 0

3.       Sole power to dispose or direct disposition: 63,136

4.       Shared power to dispose or direct disposition: 0

F.     2021 Trust

(a)	As of the date hereof, 2021 Trust beneficially owned 1,233,498 shares of Class B Common Stock.

Percentage 3.5%

(b)

1.       Sole power to vote or direct vote: 1,233,498

2.       Shared power to vote or direct vote: 0

3.       Sole power to dispose or direct disposition: 1,233,498

4.       Shared power to dispose or direct disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 12,684,323 shares of Class B Common Stock owned in the aggregate by all of the Reporting Persons, totaling 36.2% of the outstanding Class B Common Stock.  Each Reporting Person disclaims beneficial ownership of such shares of Class B Common Stock except to the extent of their pecuniary interest therein.

(c)	As of the date hereof, other than as set forth herein, the Reporting Persons have not effected any transactions in the Class B Common Stock since the filing of Amendment No. 6.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class B Common Stock described herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 6 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 99.22 – Press Release, dated December 6, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 11, 2023, by the Issuer with the Securities and Exchange Commission).

Exhibit 99.23 – Current Report on Form 8-K, dated December 11, 2023 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 11, 2023, by the Issuer with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2023

/s/ William Coulter
William Coulter

/s/ Mark Tkach
Mark Tkach

WJC PROPERTIES, L.L.C.

/s/ William Coulter
By: William Coulter Title: Manager

WRC-2009, L.L.C.

/s/ William Coulter
By: William Coulter Title: Manager

THE WRC-98 TRUST

/s/ William Coulter
By: William Coulter Title: Trustee

THE WRC 2021 Irrevocable Trust

/s/ William Coulter
By: William Coulter Title: Trustee